TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILLING COMMENCES AT MIRANDA GOLD’S RED HILL PROJECT

Vancouver, BC, Canada - November 18, 2010 - Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that Miranda’s exploration funding partner NuLegacy Corporation (“NuLegacy”) has begun drilling on Miranda’s Red Hill project in Eureka County, Nevada. NuLegacy has permitted five holes and plans to drill up to 5,000 ft (1,524 m).

Three target areas will be tested including 1) a geophysical (Induced Polarization) resistivity and conductivity high anomaly approximately 3,280 ft (1,000 m) long inferred to reflect Carlin-style alteration and mineralization at a depth of 500 ft (152 m), 2) an  area of anomalous rocks and soils associated with jasperoid and low-level anomalous gold in historic shallow drill holes, and 3) an area approximately 2,000 ft by 4,000 ft (600 m by 1,200 m) with alteration and a gold and mercury soil anomaly.

Project Details

Red Hill is a sediment-hosted gold project consisting of 79 lode claims covering 2.6 sq mi (6.7 sq km) that is located 15 miles (24 km) southeast of the 12 million ounce Cortez Hills gold deposit. The Red Hill project occurs within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust.  It is one of a series of windows and associated gold deposits that define the Cortez Trend. The project covers an extensive area of hydrothermal alteration occurring within fault zones in and pervasively in lower-plate sediments.

In 2006 drill hole BRH-013 intersected 80 ft of 0.146 oz Au/t (24.4m of 4.987g Au/t) from 1,920 to 2,000 ft (585.4 to 609.8m), including 45 ft of 0.237 oz Au/t (913.7m of 8.105g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.